UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 2, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 2, 2004

Print the name and title of the signing officer under his signature.

----------
Northern Dynasty Minerals Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.northerndynasty.com

PRELIMINARY ASSESSMENT INDICATES ROBUST ECONOMICS
FOR PEBBLE GOLD-COPPER-MOLYBDENUM PROJECT

November 2, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture-NDM; OTC.BB-NDMLF) is pleased to announce the completion of a Preliminary Assessment of the Pebble gold-copper-molybdenum project located in southwestern Alaska. The Preliminary Assessment indicates excellent potential for a long life mine, having large-scale, low cost metal production. The full text of the Preliminary Assessment will be available for review at www.sedar.com.

The Preliminary Assessment was prepared in order to quantify the Pebble project's cost parameters and to provide guidance for the on-going engineering work that will ultimately define the optimal scale of production. Preliminary forecasts and estimates in the report were developed to an order of magnitude level and are not based on systematic engineering studies. As is normal at this stage of a project, data is incomplete and estimates were developed based on the expertise of the engineers involved. The Preliminary Assessment was lead-authored by independent qualified person Derek Barratt, P.Eng., and co-authored by Northern Dynasty's in-house qualified person Peter Beaudoin, P.Eng.

The Preliminary Assessment indicates that the Pebble gold-copper-molybdenum porphyry deposit would be developed by conventional, large-scale, open pit mining methods. Four open pit stages were designed using the block model established by Norwest Corporation for their February, 2004 inferred mineral resource estimate of the Pebble deposit. The estimated inferred mineral resource is 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 g/t Au, 0.27% Cu and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent1), containing 26.5 million ounces of gold and 16.5 billion pounds of copper. Processing of mill feed from the open pit will produce a flotation copper sulphide concentrate with gold and silver values as well as a separate molybdenum sulphide concentrate. Estimated metal recoveries of 88% for copper, 76% for gold and silver, and 60% for molybdenum were utilized in the financial modeling. These estimates are based upon on-going testwork by Northern Dynasty, and are in-line with other comparable large gold-copper porphyry mines. In the Preliminary Assessment, copper concentrate was estimated to grade 28% copper, 26.6 g/t gold, and 100 g/t silver, whereas molybdenum sulphide flotation concentrate was estimated to grade 50% molybdenum. In the Preliminary Assessment, copper concentrate was assumed to be transported to a storage/dewatering/port facility on tidewater via a concentrate pipeline. Molybdenum sulphide concentrate was also to be recovered, then packaged and shipped to market separately.

The Preliminary Assessment examined three production rate scenarios: 100,000 tonnes per day, 200,000 tonnes per day, and a phased expansion from 100,000 tonnes per day to 200,000 tonnes per day in year six. These analyses show that at the lowest production rate considered (Case 1 - 100,000 tpd), the Pebble project has the scope to produce an annual average of 256 million pounds of copper, 365,000 ounces of gold, 8 million pounds of molybdenum, and 1.4 million ounces of silver during the first ten years of a 62 year mine life. At the largest scale studied (Case 2 - 200,000 tpd), the project would produce an annual average of 470 million pounds of copper, 674,000 ounces of gold, 15 million pounds of molybdenum, and 2.5 million ounces of silver during the first ten years of a 31 year mine life. Key parameters for the three production rate scenarios assessed are summarized in the tables below.

Key Production Parameters

Production Parameters	Case 1 100,000 tpd	Case 2 200,000 tpd	Case 3 100,000 to 200,000 tpd
Milling Rate (Million Tonnes/Year)	35	70	35 to 70 in year 6
Mine Life (Years)	62	31	33
Resource Tonnage (Billion Tonnes)	2.1	2.1	2.1
Stripping Ratio	0.23:1	0.23:1	0.23:1

Production Summary - First Ten Years
Production Parameters		Case 1 100,000 tpd	Case 2 200,000 tpd	Case 3 100,000 to 200,000 tpd
Average Grade	Gold (g/t)	0.43	0.39	0.40
	Copper (%)	0.38	0.35	0.35
	Silver (g/t)	1.64	1.47	1.51
	Molybdenum (%)	0.018	0.017	0.017
Metal Recovery	Gold (%)	76	76	76
	Copper (%)	88	88	88
	Silver (%)	76	76	76
	Molybdenum (%)	60	60	60
Average Annual Production	Gold (ounces)	365,000	674,000	514,000
	Copper (M lbs)	256	470	357
	Silver (M ounces)	1.4	2.5	1.9
	Molybdenum (M lbs)	8	15	12
Cash Production Cost -Net of Au, Ag, Mo Credits	Copper ($/lb)	0.24	0.19	0.22

Notes: All currency amounts are in 2004 US dollars. Cash costs include on-site and off-site operating costs, including concentrate transportation, smelter charges and credits.

  Production Summary - Life of Mine

Production Parameters	Case 1 100,000 tpd	Case 2 200,000 tpd	Case 3 100,000 to 200,000 tpd
Average Grade	Gold (g/t)	0.33	0.33	0.33
	Copper (%)	0.30	0.30	0.30
	Silver (g/t)	1.24	1.24	1.24
	Molybdenum (%)	0.016	0.016	0.016
Metal Recovery	Gold (%)	76	76	76
	Copper (%)	88	88	88
	Silver (%)	76	76	76
	Molybdenum (%)	60	60	60
Average Annual Production	Gold (ounces)	276,000	543,000	510,000
	Copper (M lbs)	199	392	368
	Silver (M ounces)	1.1	2.1	1.9
	Molybdenum (M lbs)	7	14	13
Cash Production Cost -Net of Au, Ag, Mo Credits	Copper ($/lb)	0.42	0.29	0.30

Notes: All currency amounts are in 2004 US dollars. Cash costs include on-site and off-site operating costs, including concentrate transportation, smelter charges and credits.

The Preliminary Assessment estimated the project's construction capital costs, sustaining capital, operating costs, and off-site charges (such as concentrate transportation and smelter/refining charges) as well as revenues all using 2004 US dollars. Capital and operating cost estimates for the three production scenarios examined were developed from initial estimates by the major company which was the previous operator, as well as site specific data, current major equipment costs and reported costs at similar operating mines throughout the world. Capital cost estimates range from $1.0 billion for a 100,000 tpd facility (Case 1) to $1.5 billion for a 200,000 tpd facility (Case 2). Life of mine sustaining capital estimates range from a total of $276 million for a 100,000 tpd project (Case 1) to a total of $197 million for a 200,000 tpd project (Case 2). Operating cost estimates range from $5.06 per tonne milled for a 100,000 tpd production rate (Case 1) to $4.36 per tonne milled for a 200,000 tpd production rate (Case 2).

Capital Costs, Sustaining Capital, and Operating Costs Summary

Area	Case 1 100,000 tpd	Case 2 200,000 tpd	Case 3 100,000 tpd to 200,000 tpd
Capital Costs (Millions)			Yr -1,-2	Yr 5	Total
Direct Capital Cost Indirect Capital Costs 15% Contingency Working Capital Total Construction Capital	$ 621 $ 205 $ 130 $ 44 $1,000	$ 929 $ 301 $ 182 $ 88 $1,500	$ 621 $ 205 $ 130 $ 44 $1,000	$ 308 $ 96 $ 52 $ 44 $ 500	$ 929 $ 301 $ 182 $ 88 $1,500
Sustaining Capital (Millions)			Yr 1-5	Yr 6-33	Total
Life of Mine Expenditure	$ 276	$ 197	$ 12	$ 213	$ 225
Operating Costs (per tonne of mill feed)			Yr 1-5	Yr 6-33	Average
Mining Milling Power Other Total Operating Costs	$ 1.06 $ 2.00 $ 1.00 $ 1.00 $ 5.06	$ 1.06 $ 1.51 $ 1.00 $ 0.79 $ 4.36	$ 1.06 $ 2.00 $ 1.00 $ 1.00 $ 5.06	$ 1.06 $ 1.51 $ 1.00 $ 0.79 $ 4.36	$ 1.06 $ 1.56 $ 1.00 $ 0.80 $ 4.42

Notes: All currency amounts are in 2004 US dollars. Capital costs in the above summary include road and port costs of $103 million. For Case 3, $500 million in construction capital is expended during operations year 5 for production expansion in year 6. A power cost of 5.4 cents per kWh was estimated for the project.

Off-site costs and realization charges related to transportation costs associated with the concentrates, and the treatment and refining charges affecting the net return from metal contained in the concentrates, were included into the financial model in the net smelter return (NSR) calculation. Costs, charges and payables used in the NSR analyses from the Preliminary Assessment are listed below.

Off-Site Costs

Item	Units	Amount
Concentrate Grade	% Cu	28.00
Transportation	$/wmt conc.	61.28
Smelter Treatment	$/dmt conc.	57.50
Copper Refining Charge	$/lb Cu	0.058
Copper Unit Deduction	Units or (%)	1
Copper Payable	%	96.75
Gold Refining Charge	$/oz	3.00
Gold Deduction	g/t conc.	1.0
Gold Payable	%	98.00
Silver Refining Charge	$/oz	0.30
Silver Payable	%	90.00
Molybdenum Payable	%	98.00
Molybdenum Freight/Processing	$/lb	0.75
Insurance/Representation	$/dmt conc.	0.45

Notes: $/wmt conc. = US$ per wet metric tonne; $/dmt conc. = US$ per dry metric tonne.

Financial models were developed on a pre-tax, 100 percent equity financed basis for each of the three production rates assessed. For the Preliminary Assessment, long-term average metal prices were estimated to be $0.95/lb copper, $395/oz gold, $5.00/oz silver, and $5.00/lb molybdenum. In addition, for each production rate scenario, financial analyses were completed over a range of metal prices. The tables below summarize the sensitivity of the internal rate of return (IRR) and Net Present Value (NPV) to the variables of metal prices and the discount rate used for Cases 1, 2 and 3. Although a capital cost of $103 million was estimated for construction of the sea port and access road for the Pebble project, the financial analyses in this Preliminary Assessment do not include these costs on the assumption that the State of Alaska will parallel the implementation of its Southwest Alaska Regional Transportation Plan with project development. The results of financial analyses for the three production rates under consideration indicate that at the long-term average metal prices used in the Preliminary Assessment, the Pebble project could generate an IRR of between 15.3% and 20.3%, and an NPV, discounted at 5%, of between $1.047 billion and $2.091 billion. At recent metal prices of $1.25/lb Cu, $415/oz Au, $7.00/oz Ag, and $15/lb Mo, the IRR would increase to between 33.0% and 40.8% and the NPV, discounted at 5%, to between $3.511 billion and $5.972 billion.

These financial analyses are preliminary in nature and are based entirely on inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There is no assurance that the operating and financial projections in the Preliminary Assessment will be realized.

Financial Analyses Using Varying Metal Prices - Case 1 (100,000 tpd)

Metal Prices				IRR (%)	NPV@ 0% (Billion $)	NPV@ 5% (Billion $)
Copper $/lb	Gold $/oz	Silver $/oz	Molybdenum $/lb
0.85	350	5.00	5.00	10.1	2.242	0.462
0.95	395	5.00	5.00	15.3	4.073	1.047
1.00	350	5.00	6.00	15.9	4.367	1.123
1.00	400	5.00	6.00	18.0	5.148	1.376
1.25	415	7.00	15.00	33.0	12.215	3.511

Notes: All currency amounts are in 2004 US dollars. Analyses are on a pre-tax, 100% equity financed basis.

Financial Analyses Using Varying Metal Prices - Case 2 (200,000 tpd)

Metal Prices				IRR (%)	NPV@ 0% (Billion $)	NPV@ 5% (Billion $)
Copper $/lb	Gold $/oz	Silver $/oz	Molybdenum $/lb
0.85	350	5.00	5.00	14.4	3.297	1.189
0.95	395	5.00	5.00	20.3	5.128	2.091
1.00	350	5.00	6.00	21.0	5.422	2.219
1.00	400	5.00	6.00	23.3	6.203	2.607
1.25	415	7.00	15.00	40.8	13.271	5.972
Notes: All currency amounts are in 2004 US dollars. Analyses are on a pre-tax, 100% equity financed basis.

Financial Analyses Using Varying Metal Prices - Case 3 (100,000 to 200,000 tpd)
Metal Prices				IRR (%)	NPV@ 0% (Billion $)	NPV@ 5% (Billion $)
Copper $/lb	Gold $/oz	Silver $/oz	Molybdenum $/lb
0.85	350	5.00	5.00	12.5	3.144	0.948
0.95	395	5.00	5.00	17.7	4.974	1.757
1.00	350	5.00	6.00	18.3	5.269	1.872
1.00	400	5.00	6.00	20.3	6.049	2.219
1.25	415	7.00	15.00	35.3	13.116	5.234

Notes: All currency amounts are in 2004 US dollars. Analyses are on a pre-tax, 100% equity financed basis.

As previously announced, Northern Dynasty is systematically advancing its 2004 US $25 million work programs. These programs involve the comprehensive collection of engineering, environmental and socio-economic data for completion of a Bankable Feasibility Study in 2005 and to fulfill the requirements for an Environmental Impact Statement as well as applications for State and Federal permits. At site, a six rig drill program that commenced in April 2004 is currently being completed. This drill program is designed to systematically define a significant portion of the Pebble deposit's inferred mineral resources to measured and indicated categories and to determine the deposit's full lateral and depth extent. In addition, geotechnical drilling has tested sites for tailings impoundment, surface facilities and open pit mine design. Extensive large diameter core drilling has also been conducted to collect larger composite samples for metallurgical and process testing. A wide variety of activities associated with multi-disciplinary environmental and socio-economic programs are also underway.

Infrastructure requirements for the Pebble project are now quite well defined and significant progress has been made on specific infrastructure development plans. Development of a mine at Pebble will require the construction of an 86 mile road to connect the project to tidewater at Cook Inlet and a deep sea port facility. The State of Alaska's Southwest Regional Transportation Plan includes the construction of transportation facilities from Cook Inlet to the town of Iliamna, 17 miles from the Pebble project. Northern Dynasty and the State are in discussion to integrate this sector of the State's plan with the Pebble project's potential development schedule. A recent transportation corridor analysis, commissioned by the State's Department of Transportation and Public Facilities, identified a preferred road corridor and port option. Pre-feasibility level engineering studies for the port site and the road transportation corridor have now been commissioned by the State, with results expected to be reported in early 2005. Northern Dynasty's environmental consulting team is in the field collecting the necessary data for road and port permit applications. The State and Northern Dynasty plan to continue their co-operation under a Memorandum of Understanding to be negotiated in the coming months.

A number of options for the provision of electric power to the project and neighbouring villages have been identified and are currently being evaluated. These options include connection to the State's existing power transmission grid, either through a 41 mile submarine connection to the Kenai Peninsula or an overland route on the west side of Cook Inlet. An alternative to a transmission grid connection would involve the establishment of new generation facilities close to the mine or port area. Existing power costs for industrial consumers connected to the State's power transmission system are $0.03 per kilowatt hour (kWh) north of Anchorage and $0.04 per kWh to the south. For the purposes of the financial analyses made in the Preliminary Assessment, a price of $0.054 per kWh has been utilized. In June 2004, Northern Dynasty issued a "Request For Proposals" for the provision of power to the Pebble project and is expecting to receive responses before year end.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114 or review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO
---------------------------
1CuEQ = Cu% + (Au g/t x 11.25/17.64) + (Mo% x 99.23/17.64)

Cautionary and Forward Looking Information Comments

All information contained in this press release relating to the contents of the Preliminary Assessment, including but not limited to statements of the Pebble project's potential and information under the headings "Production Parameters," "Capital Costs, Sustaining Capital Costs, and Operating Costs," "Production Summary," "Off-site Costs," and "Financial Analyses," are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble project.  As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed. The Preliminary Assessment uses only inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based only on the inferred resource model developed by Norwest Corporation in February, 2004. That model includes only assay information from drilling up to the end of 2003. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.